January 4, 2008

VIA EDGAR AS A “CORRESPONDENCE”

Ellie Quarles Special Counsel Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Mail Stop #3561 Washington, DC 20549

RE:	Great Plains Energy Incorporated
Definitive 14A
Filed March 19, 2007
File No. 001-32206

Dear Ms. Quarles:

Great Plains Energy Incorporated (the "Company") is submitting this letter in response to the written comment of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated December 12, 2007 (the "Second Comment Letter"), with respect to the definitive proxy statement filed on March 19, 2007 (File No. 001-32206) (the “Proxy”).

The Staff previously provided written comments in a letter dated August 21, 2007 with respect to the Proxy, and the Company responded to those comments by letter dated October 12, 2007 (the “First Response”).

The Company's response to the comment in the Second Comment Letter is set forth below, with the heading and numbered item of this letter corresponding to the heading and numbered item contained in the Second Comment Letter.  For the convenience of the Staff, the comment from the Second Comment Letter is restated in bold italics prior to the Company's response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Proxy.

All page number references in the Company's responses correspond to the page numbers included in the Proxy.

Annual Incentives, page 45

1.            We note your response to comment 14 in our letter dated August 21, 2007 and we reissue that comment with respect to future period targets. Please indicate that you will disclose targets for future periods. If you cannot state that you will provide targets for future periods, please indicate whether you believe that disclosure of future period targets for the 2007 proxy statement would cause you competitive harm or that such information is not material.

In its First Response, the Company committed to present annual and long-term incentive information in tabular format in future filings, and to present all metrics and performance information for

Securities and Exchange Commission
Page Two

completed period plans.  The Company also committed to disclose in future filings the metrics for future period plans (that is, plans having performance periods ending subsequent to the date of future proxies) that would not result in competitive harm to the Company.  The Company reaffirms these commitments.

The Company reserves the right, pursuant to Instruction 4 to Item 402(b) of Regulation S-K, to not disclose factors or criteria, contained in plans having performance periods ending subsequent to the date of the applicable future proxies, involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the Company.  The Company is mindful of the applicable standard and the requirement to discuss, in those situations, how difficult it will be for the executive or how likely it will be for the Company to achieve the undisclosed target levels or other factors.

The Company explained in the First Response that certain of the future period incentive plan metrics constituted confidential commercial or financial information, the disclosure of which would result in competitive harm for the Company.  The Company provides an expanded explanation regarding these metrics below.  Further, the Company believes that these metrics do not constitute material information that is necessary to an understanding of the Company’s policies and decisions regarding named executive officer compensation.

Great Plains Energy 2007 Annual Incentive Plan; Funds from Operations/Average Total Debt Ratio

The Company discussed its 2007 Annual Incentive Plan in its First Response, and stated its belief that disclosure of the funds from operations to average total debt (“FFO/Debt”) ratio projection contained in the plan would put it at a competitive disadvantage. The Company notes that, consistent with its commitment, it will present in its 2008 proxy statement all metrics and performance information respecting its 2007 Annual Incentive Plan, including the FFO/Debt ratio included in the 2007 plan.  The Company’s Compensation and Development Committee is expected to establish the 2008 Annual Incentive Plan in the first part of 2008, and it is not known whether this plan will include a FFO/Debt performance factor.  Thus, the following discussion is directed to any future use of FFO/Debt ratio projections.

The Company believes that disclosure of its funds from operations to average total debt (“FFO/Debt”) ratio projections would put it at a competitive disadvantage in the capital markets.  The Company accesses the markets for capital required for its operations and construction program.  Access to capital at reasonable cost is essential, and is even more critical in the next several years to support the capital needs of its $1.6 billion comprehensive energy plan.  Disclosure of this ratio would give capital market providers and competitors insight into the timing and amount of projected securities issuances, which would put the Company at a pricing and availability disadvantage.

The numerator of the ratio uses net income as a starting point and adds back numerous income statement items that do not have a cash flow impact, such as depreciation, amortization and deferred taxes.  The denominator of the ratio is the average total debt of the Company during the period.  A forward look at this ratio, combined with earnings per share guidance and other disclosures could enable investors to reasonably approximate forward-looking net income.  It may also provide investors insight into future debt and equity issuances because the timing and amount of debt financings affect the average total debt number; this, combined with other company capital structure disclosures, may allow investors to anticipate the Company’s equity requirements    The Company does not disclose the specifics of its financing plans (such as amounts and timing), and has no plans to do so in the future.  The insight into the Company’s future results and plans by visibility into this forward-looking ratio could have a significant

Securities and Exchange Commission
Page Three

impact on the Company’s share price, as well as its ability to complete debt and equity offerings on attractive terms.

As noted above, the Company does not publicly disclose projected FFO/Debt ratios.  The Company also keeps this projected ratio confidentially within the organization; it is disclosed only to those who are participants in the plan or have a business need to know.  The Company’s Code of Ethical Business Conduct prohibits the disclosure of confidential information to anyone (including Company personnel) who is not authorized to receive it or who does not need to know the information, except as authorized or required by law.  Violation of the Code can result in disciplinary action, up to and including termination of employment.

Instruction 1 to Item 402(b) of Regulation S-K states that the purpose of the CD&A “is to provide to investors material information that is necessary to an understanding of the [Company’s] compensation policies and decisions regarding the named executive officers.”  The Company believes that the specific FFO/Debt ratio would not be not necessary to an understanding of its compensation policies and decisions.  If a projected FFO/Debt ratio performance factor is included in future incentive plans, the Company will publicly disclose that factor, its weighting (but not the targets until the plan period is completed), and how likely it will be for the Company to achieve the undisclosed targets – which the Company submits is the material information necessary for understanding the plan and the underlying compensation policies.

Strategic Energy

Please note that only one of the Company’s named executive officers – Mr. Malik – participates in the Strategic Energy incentive plans.  All other named executive officers participate either in the Great Plains Energy or Kansas City Power & Light incentive plans.

As discussed in the First Response, Strategic Energy’s incentive compensation plans contain quantitative performance-related factors.  The target levels for these factors are confidential commercial or financial information, and their disclosure would result in competitive harm to the Company.  Strategic Energy provides competitive retail electricity supply services in certain states that offer retail choice.  By definition, Strategic Energy operates only in competitive retail markets, where it faces substantial competition from the incumbent electric utilities as well as other competitive suppliers.  Strategic Energy does not own any generation, and thus must compete in the wholesale market to obtain all of the electricity required for its customers’ current and forecasted needs.  This is in sharp contrast to Great Plains Energy’s other major subsidiary, Kansas City Power & Light Company, which is a rate-regulated public utility with substantial installed generation capacity and no retail competition.

One of the factors in Strategic Energy’s 2006-2008 long-term incentive plan is cumulative sales, general and administrative (“SG&A) expense per megawatt-hour (“MWh”) served.  SG&A expense is a primary price driver in the competitive electricity supply market.  Knowing Strategic Energy’s projected SG&A  expense, coupled with wholesale power prices (which any competitor in the market would have insight into), would give competitors detailed information into Strategic Energy’s cost structure.  Competitors would use this information to price their products to better compete with, or undercut, Strategic Energy.

Other factors in Strategic Energy’s long-term incentive plans are projected net income and return on invested capital, and are as competitively sensitive as SG&A expense.  A competitor could use the projected net income, SG&A expense and MWh deliveries to project not only Strategic Energy’s cost structure, but its retail pricing, and thus be able to adjust its pricing and pricing strategies accordingly to gain a competitive advantage over Strategic Energy.  This information also can provide an advantage to wholesale electricity providers to alter their price offers to Strategic Energy, as it can be used in

Securities and Exchange Commission
Page Four

conjunction with historical information to determine the amount and expected pricing of Strategic Energy’s wholesale purchases – and the maximum price that Strategic Energy would be willing to pay for the power.  Having knowledge of Strategic Energy’s return on capital targets would allow competitors to assess the company’s return expectations, which provides an additional avenue of insight into Strategic Energy’s pricing strategy.

The Company also keeps these targets confidentially within the organization; they are disclosed only to plan participants or those who have a business need to know.  As stated above, the Company’s Code of Ethical Business Conduct prohibits the disclosure of confidential information to anyone (including Company personnel) who is not authorized to receive it or who does not need to know the information, except as authorized or required by law.  Strategic Energy has further sought to protect its confidential information by having plan participants and substantially all other employees sign individual agreements containing non-disclosure provisions.

As discussed above regarding the Great Plains Energy incentive plan, Instruction 1 to Item 402(b) of Regulation S-K states that the purpose of the CD&A “is to provide to investors material information that is necessary to an understanding of the [Company’s] compensation policies and decisions regarding the named executive officers.”  In addition to the confidential nature of the performance targets, the Company believes that disclosure of these confidential performance targets are not necessary to an investor’s understanding of these Strategic Energy long-term incentive plans and the underlying compensation policies and decisions.  The Company has publicly disclosed the performance factors of these incentive plans, and will present in future proxy statements these performance factors and their respective weightings in tabular format, which is the material information necessary for understanding the plans.  Investors know what aspects of Strategic Energy performance are focused on for purposes of incentive compensation.  The Company has also disclosed the potential payout ranges as a percentage of base salary for the participating named executive officer.

In summary, the Company believes that the referenced performance targets constitute confidential commercial or financial information, the disclosure of which would result in competitive harm.  Further, the Company believes that these referenced performance targets are not material information necessary to an understanding of the Company’s compensation policies and decisions.

*            *            *            *            *
The Company acknowledges that: it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone the undersigned at (816) 556-2608 if you have any questions or need any additional information.

Very truly yours,

/s/ Mark G. English

Mark G. English
General Counsel and Assistant Secretary